Exhibit 99.10

CONSENT OF ARUNAS A. CHESONIS

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the joint proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Arunas A. Chesonis
Arunas A. Chesonis

November 9, 2006